Filed Pursuant to Rule 424(b)(3)
Registration No. 333-104894

        PROSPECTUS SUPPLEMENT DATED NOVEMBER 5, 2003
(To Prospectus filed on September 3, 2003)

MICRON TECHNOLOGY, INC

$632,500,000
(aggregate principal amount)

2.50% Convertible Subordinated Notes due 2010 and the
Common Stock Issuable Upon Conversion of the Notes

        This Prospectus Supplement, together with the Prospectus listed above, is to be used by certain holders of the above-referenced securities or by their transferees, pledgees, donees or their successors in connection with the offer and sale of the above referenced securities.

        The table captioned "Selling Securityholders" commencing on page 40 of the Prospectus is hereby amended to reflect the following additions and changes.

Name	Principal Amount at Maturity of Notes Beneficially Owned That May Be Sold	Percentage of Notes Outstanding	Number of Shares of Common Stock That May Be Sold(1)	Percentage of Common Stock Outstanding(2)
AIG DKR Sandshore Strategic Holding Fund Ltd.	$2,000,000	*	169,664	*
Arbitex Master Fund, L.P.	43,000,000	6.8	3,647,776	*
Banc of America Securities LLC	90,000	*	7,634	*
Forest Fulcrum Fund L.L.P.	2,575,000	*	218,442	*
Forest Global Convertible Fund Series A-5	7,146,000	1.1	606,209	*
KBC Financial Products (Cayman Islands) Ltd.	16,000,000	2.5	1,357,312	*
Laurel Ridge Capital, LP	7,500,000	1.2	636,240	*
Sagamore Hill Hub Fund Ltd.	2,510,000	*	212,928	*
Tempo Master Fund LP	14,000	*	1,187	*

*
Less than 1%

(1)
Assumes conversion of all of the holder's notes at a conversion price of $11.79 per share of common stock. However, this conversion price will be subject to adjustment as described under "Description of the Notes-Conversion Rights." As a result, the amount of common stock issuable upon conversion of the notes may increase or decrease in the future.

(2)
Calculated based on Rule 13d-3(d)(i) of the Exchange Act using 609,133,723 shares of common stock outstanding as of October 31, 2003. In calculating this amount, we treated as outstanding the number of shares of common stock issuable upon conversion of all of that particular holder's notes. However, we did not assume the conversion of any other holder's notes.